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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934


                              GRUBB & ELLIS COMPANY
------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   40009 52 0
                        ---------------------------------
                                 (CUSIP Number)
                                Patricia A. Maher
                              Goldman, Sachs & Co.
                    85 Broad Street, New York, New York 10004

------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 24, 1997
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746(12-91)

                                  SCHEDULE 13D

---------------------                            -----------------------------
CUSIP No. 40009520                                     Page 1 of 10 Pages
---------------------                            -----------------------------

------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               ARCHON GROUP L.P.

------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                     (b) |_|

------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

                                                WC
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                |_|

------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                Delaware
------------------------------------------------------------------------------
    NUMBER OF       7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY     ------------------------------------------------------------
       EACH         8   SHARED VOTING POWER
    REPORTING                                   2,500,000
      PERSON      ------------------------------------------------------------
       WITH         9   SOLE DISPOSITIVE POWER

                  ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                                                2,500,000
------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                2,500,000
------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                12.9%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                                PN
------------------------------------------------------------------------------
                                        *
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

---------------------                            -----------------------------
CUSIP No. 40009520                                     Page 2 of 10 Pages
---------------------                            -----------------------------

------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               ARCHON GEN-PAR, INC.

------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                     (b) |_|

------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

                                                WC
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                |_|

------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                Delaware
------------------------------------------------------------------------------
    NUMBER OF       7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY     ------------------------------------------------------------
       EACH         8   SHARED VOTING POWER
    REPORTING                                   2,500,000
      PERSON      ------------------------------------------------------------
       WITH         9   SOLE DISPOSITIVE POWER

                  ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                                                2,500,000
------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                2,500,000
------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                12.9%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                                CO
------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

---------------------                            -----------------------------
CUSIP No. 40009520                                     Page 3 of 10 Pages
---------------------                            -----------------------------

------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               The Goldman Sachs Group, L.P.

------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                     (b) |_|

------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

                                                N/A
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                |_|

------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                Delaware
------------------------------------------------------------------------------
    NUMBER OF       7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY     ------------------------------------------------------------
       EACH         8   SHARED VOTING POWER
    REPORTING                                   2,505,000
      PERSON      ------------------------------------------------------------
       WITH         9   SOLE DISPOSITIVE POWER

                  ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                                                2,505,000
------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                2,505,000
------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                12.9%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                                HC/PN
------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

---------------------                            -----------------------------
CUSIP No. 40009520                                     Page 4 of 10 Pages
---------------------                            -----------------------------

------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               GOLDMAN, SACHS & CO.

------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                     (b) |_|

------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

                                                N/A
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                |X|

------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                Delaware
------------------------------------------------------------------------------
    NUMBER OF       7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY     ------------------------------------------------------------
       EACH         8   SHARED VOTING POWER
    REPORTING                                   2,505,000
      PERSON      ------------------------------------------------------------
       WITH         9   SOLE DISPOSITIVE POWER

                  ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                                                2,505,000
------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                2,505,000
------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                12.9%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                                PN/BD/IA
------------------------------------------------------------------------------
                                        *
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

CUSIP No. 40009 52 0                                   PAGE 5 OF 10 PAGES



Item 1.  Security and Issuer.

         The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Grubb & Ellis Company, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is One Montgomery Street, Telesis Tower, San Francisco, California 94104.

Item 2.  Identity and Background.

         This statement is being filed by the undersigned on behalf of Archon Group, L.P. ("ALP"), Archon Gen-Par, Inc. ("AGP"), The Goldman Sachs
Group, L.P. ("GSG") and Goldman, Sachs & Co. ("GSC") (collectively, the "Reporting Persons").*

         The business address of ALP is 600 Las Colinas Blvd., Suite 1980, Irving, TX 7 5039. The business address of each other Reporting Person is 85 Broad Street, New York, New York 10004.

         ALP is a Delaware limited partnership that engages in the business of investing in debt and equity interests in real estate assets and businesses. AGP, a Delaware corporation, acts as sole general partner of ALP. AGP does not engage in any business other than in connection with its role as a general partner. GSG is a Delaware limited partnership that engages, together with its directly and indirectly owned subsidiaries or affiliated companies ("Goldman Sachs"), in the business of buying and selling securities, both foreign and domestic, and in making investments on behalf of its partners. Goldman Sachs conducts most of its broker-dealer business in the United States through GSC, a broker-dealer registered with the Securities and Exchange Commission. The sole general partner of GSG is The Goldman Sachs Corporation, a Delaware corporation ("GS Corp."). GS Corp. is managed by its Board of Directors. GSC has two general partners, GSG and the Goldman, Sachs & Co. LLC ("GS LLC"), which is identical to GS Corp.'s Board of Directors. GS LLC is managed by its Managing Directors.

         The names, business addresses, and present principal occupation or employment of each executive office or director of AGP is listed on Schedule 2A. The names, business addresses, and present principal occupation or employment of each member of GS Corp.'s Board of Directors and each Managing Director of GS LLC are set out in Schedule 2B hereto.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding. Except as set forth on Schedule 2C hereto, none of the Reporting Persons has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the Reporting Persons (and each person listed in the schedules hereto) is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         ALP purchased 2,500,000 shares of Common Stock for an aggregate cash consideration of $11,250,000, or $4.50 per share. ALP funded this purchase through the capital contribution of its partners. The additional 5,000 shares of Common Stock reported as beneficially owned by GSC are held in discretionary client accounts. Accordingly, no consideration was paid by GSC in connection with the acquisition of these shares for its clients' accounts.

----------
* Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934 or that any such person constitutes a "group" for any purpose.

CUSIP No. 40009 52 0                                   PAGE 6 OF 10 PAGES

Item 4.  Purpose of the Transaction.

         The Common Stock was purchased for investment purposes only.

         As of the date of this statement, none of the Reporting Persons has any plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of item 4 of Schedule 13D, other than the voting and registration rights arrangements described in Item 6.

         Each Reporting Person expects to evaluate on an ongoing basis the Company's financial condition and prospects and their interest in, and intentions with respect to, the Company. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock; may dispose of shares of Common Stock; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. Any such transactions may be affected at any time and from time to time. To the knowledge of each Reporting Person, each of the persons listed on
Schedule 2A and 2B hereto may make the same evaluation and may have the same reservations.

Item 5.  Interest in Securities of the Issuer.


         The aggregate number and percentage of Common Stock beneficially owned by each person identified in Item 2 are, and all transaction effected by such persons during the last 60 days, are listed on Schedule 5A.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         ALP, Mike Kojaian, Kenneth J. Kojaian, C. Michael Kojaian (collectively, "the Kojaian Shareholders") and Warburg, Pincus Investors, L.P. ("WPI") (along with WPI and ALP, the "Shareholders") are party to a letter agreement, dated January 24, 1997 (the "Voting Agreement"), whereby each agree to (i) vote all of the shares of common stock of the Company owned by such Shareholder, and (ii) cause directors nominated by such Shareholder to vote to nominate directors, as follows: (i) if and so long as the Kojaian Shareholders, or any transferee owned or controlled by them that agrees to be bound by the terms of such letter agreement, beneficially owns 1,250,000 shares of the Company's common stock, for a director nominee selected by a majority of the Kojaian Shareholders, who shall be a Kojaian Shareholder or an officer or partner of any entity owned or controlled by any of the Kojaian Shareholders, to be nominated and elected to the Company's Board of Directors; (ii) if and so long as WPI beneficially owns 5,059,169 shares of the Company's common stock, for those nominees designated by WPI, who shall be officers of WPI or any of its venture banking affiliates, to be nominated and elected to the Company's Board of Directors; and (iii) if and so long as ALP beneficially owns 1,250,000 shares of the Company's common stock, for a director nominee designated by ALP who shall be an employee of ALP, GSC or an affiliate thereof, to be nominated and elected to the Company's Board of Directors. The Voting Agreement is terminable in the event that all directors nominated by any of WPI, the Kojaian Shareholders, or ALP either resign or decline to be nominated for reelection and no other nominees are nominated by such Shareholder or such Shareholder fails to nominate any director or directors for election (a "Terminated Shareholder"), in which case (i) the rights and obligations of such Terminated Shareholder under the Voting Agreement shall terminate with respect to such Terminated Shareholder and (ii) each remaining Shareholder shall have no obligation hereunder toward or with respect to such Terminated Shareholder or its nominees.

         The Company and ALP are also party to a Registration Rights Agreement, dated as of January 24, 1997 (the "RRA"). Under the terms of the RRA, ALP has the right to demand that the Company file up to three registration statements with respect to sales of Common Stock by ALP. ALP also has certain rights to participate in other registered offerings of Common Stock by the Company.

         The foregoing discussion is qualified in its entirety by reference to the Voting Agreement and the RRA which are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

Item 7.  Material to be Filed as Exhibits.

         The following exhibits are filed with this statement:

         1. Letter Agreement among Archon Group L.P., Warburg, Pincus Investors, L.P. and Mike Kojaian, Kenneth J. Kojaian and C. Michael Kojaian, dated January 24, 1997.

         2. Registration Rights Agreement between Archon Group L.P. and the Grubb and Ellis Company, dated as of January 24, 1997.

         3.     Joint Filing Agreement, dated February 6, 1997.

CUSIP No. 40009 52 0                                   PAGE 7 OF 10 PAGES


                                    SIGNATURE

         Each Reporting Person certifies that, after reasonable inquiry and to the best of my knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated:  February 18, 1997                   /s/Todd A. Williams
                                            ----------------------------
                                            Archon Group L.P
                                            By: Archon Gen-Par, Inc.
                                                (General Partner)
                                            Name: Todd A. Williams
                                            Title: Vice President



Dated:  February 18, 1997                   /s/Todd A. Williams
                                            ----------------------------
                                            Archon Gen-Par, Inc.
                                            Name: Todd A. Williams
                                            Title: Vice President




Dated:  February 18, 1997                   /s/Stuart M. Rothenberg
                                            -----------------------------
                                            The Goldman Sachs Group L.P.
                                            By: The Goldman Sachs Corporation,
                                                (General Partner)
                                            Name: Stuart M. Rothenberg
                                            Title: Executive Vice President




Dated:  February 18, 1997                   /s/Stuart M. Rothenberg
                                            ----------------------------
                                            Goldman, Sachs & Co.
                                            Name: Stuart M. Rothenberg
                                            Title:  Managing Director

CUSIP No. 40009 52 0                                   PAGE 8 OF 10 PAGES


                                   Schedule 2A


         The names and occupations of each of the executive officers of AGP are set forth below:

     Daniel M. Neidich               President
     David T. Hamamoto               Vice President
     Stuart M. Rothenberg            Vice President, Assistant
                                      Secretary and Assistant
                                      Treasurer
     Todd A. Williams                Vice President, Assistant
                                      Secretary and Assistant
                                      Treasurer
     Michael Klingher                Vice President and
                                      Assistant Secretary
     Ralph F. Rosenberg              Vice President, Assistant
                                      Secretary and Assistant
                                      Treasurer
     Edward M. Siskind               Vice President, Assistant
                                      Secretary and Assistant
                                      Treasurer
     David M. Weil                   Vice President and
                                      Assistant Treasurer
     Kevin D. Naughton               Vice President and
                                      Secretary
     Elizabeth A. O'Brien            Vice President and
                                      Assistant Secretary
     Angie D. Madison                Vice President and
                                      Assistant Secretary
     James B. McHugh                 Vice President and
                                      Assistant Secretary
     Esta E. Stecher                 Vice President and
                                      Assistant Secretary
     David A. Viniar                 Vice President and
                                      Treasurer

         The sole director of AGP is Stuart M. Rothenberg.

         Each of the persons listed in this schedule has his or her principal place of business at 85 Board Street New York, NY 10004.


                                   Schedule 2B

         The name, business address, present principal occupation or employment of GSC's Board of Directors and the Managing Directors of GS LLC are set forth below.

                  Unless otherwise indicated, the business address of each person listed below is 85 Broad Street, New York, NY 10004. The present principal occupation or employment of each of the listed persons is as a managing director of GSC or another Goldman Sachs operating entity.


Name                                          Business Address

Jon Z. Corzine

Henry M. Paulson, Jr.

Roy J. Zuckerberg

Robert J. Hurst

John A. Thain                                 133 Fleet Street
                                              London EC4A 2BB, England

John L. Thornton                              133 Fleet Street
                                              London EC4A 2BB, England

CUSIP No. 40009 52 0                                   PAGE 9 OF 10 PAGES


                                   Schedule 2C



         In settlement of SEC Administrative Proceeding File No. 3-7646 In the Matter of the Distribution of Securities Issued by Certain Government Sponsored Enterprises, GSC without admitting or denying the findings consented to the entry of an Order dated January 16, 1992 along with numerous other securities firms. The SEC found that GSC in connection with its participation in the primary distributions of certain unsecured debt securities issued by Government Sponsored Enterprises ("GSEs") made and kept certain records that did not accurately reflect GSC's customers' orders for GSEs' securities and/or offers, purchases or sales by the Firm of the GSEs' securities effected by the Firm in violation of Section 17(a) of the Exchange Act and 17 C.F.R. (S)(S) 240.17a-3 and 240.17a-4.

         GSC was ordered to cease and desist from committing or causing future violations of the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs, pay a civil money penalty to the United States Treasury in the amount of $100,000 and maintain policies and procedures reasonably designed to ensure GSC's future compliance with the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSES.

         In SEC Administrative Proceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., GSC without admitting or denying the allegations settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades in the secondary markets for U.S. Treasury securities in 1985 and 1986. The SEC alleged that GSC had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of Section 15(b)(4)(E) of the Exchange Act.

         GSC was ordered to cease and desist from committing or causing any violations of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.

CUSIP No. 40009 52 0                                   PAGE 10 OF 10 PAGES

                                   Schedule 5A

         GSG and GSC may be deemed to have beneficial ownership of 5,000 shares of the Company's Common Stock in discretionary accounts assigned by GSC. No transactions in the Common Stock were effected by the Reporting Persons, or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules 2A or 2B hereto, during the past 60 days.

                                  Exhibit Index


Exhibit     Description
-------     -------------------------------------------------------------------

   1. Letter Agreement among Archon Group L.P., Warburg, Pincus Investors, L.P. and Mike Kojaian, Kenneth J. Kojaian and C. Michael Kojaian, dated January 24, 1997.

   2. Registration Rights Agreement between Archon Group L.P. and the Grubb and Ellis Company, dated as of January 24, 1997.

   3.       Joint Filing Agreement, dated February 7, 1997.